Exhibit 1.01

Conflict Minerals Report of American Apparel, Inc.
Year Ended December 31, 2014

This is the Conflict Minerals Report (“CMR”) of American Apparel, Inc. (the “Company”) for calendar year 2014 in accordance with Rule 13p-1 of the Securities Exchange Act of 1934. This CMR is available on our website at http://www.americanapparel.com/aboutus/investorrelations and is filed as Exhibit 1.01 with the Securities and Exchange Commission. This CMR has not been subject to an independent private sector audit.

1.	Introduction
The Company is a vertically-integrated manufacturer, distributor, and retailer of branded fashion basic apparel based in downtown Los Angeles, California. As of March 31, 2015, the Company had approximately 10,000 employees and operated 239 retail stores in 20 countries, including the United States and Canada. The Company also operates a global e-commerce site that serves over 50 countries worldwide at http://www.americanapparel.com. In addition, the Company operates a leading wholesale business that supplies high quality t-shirts and other casual wear to distributors and screen printers.
The Company contracts to manufacture products that contain tantalum, tin, tungsten and gold (collectively, “3TG”). The Company takes corporate responsibility seriously and, consistent with its commitment to operating a “Sweatshop Free” environment for employees, is dedicated to ensuring that its sourcing practices do not support conflict or human rights abuses in the Democratic Republic of the Congo and adjoining countries (collectively, the “Covered Countries”).

2.	Reasonable Country of Origin Inquiry
The Company completed a Reasonable Country of Origin Inquiry regarding conflict minerals (“RCOI”). To aid in the RCOI and diligence process (discussed below), the Company retained Source Intelligence (“SI”), a third-party information management service provider. Our RCOI began with an internal investigation to identify all items manufactured, sold, or distributed by the Company that contain metal. The products at issue include jewelry and children’s clothing fasteners. The Company identified 30 first-tier Suppliers (the “Suppliers”) that provide items containing metal and contacted each of those Suppliers as part of its RCOI.
On the Company’s behalf, SI then engaged suppliers of the identified material and/or merchandise in order to determine the presence and sourcing of any 3TG contained therein. The program utilized the Conflict-Free Sourcing Initiative’s (“CFSI”) Conflict Minerals Reporting Template (“CMRT”).
Our supplier engagement included following steps:

•	The Company sent a letter, via email and overnight delivery, to each Supplier, describing our reporting obligations and requesting their engagement with SI to complete a CMRT.

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SI provided Suppliers with access to a Conflict Minerals Supplier Resource Center (https://conflictmineralsresources.com), as an educational tool to facilitate understanding of conflict minerals and the Company’s compliance obligations.

•	Any unresponsive Suppliers received multiple reminder emails from SI.

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Suppliers who remained non-responsive to email reminders were contacted by telephone and offered assistance. The assistance included offering further information about the Company’s Conflict Minerals Compliance Program, explaining why the information was being collected and how the information would be used, and clarifying the information needed. Additional follow up was conducted, as needed.

On the Company’s behalf, SI evaluated Supplier responses for reliability, consistency, and completeness. Among other things, SI maintains a database of known smelters or refiners (“SORs”), exclusive recyclers, and mine country of origin information. SI compared Supplier responses with this database to determine whether all SORs identified by Suppliers were metal processors. SI also identified and followed-up with respect to Supplier responses that (1) did not provide an SOR for an identified metal, (2) indicated that it sources 3TG from the Covered Countries but identified SORs that are not known to source from that region, or (3) indicated they had not received data from all of their 3TG sources.
Out of the Suppliers surveyed, 17 responded. Three of those responses indicated that one or more products supplied to the Company contained 3TG.

3.	Conflict Minerals Due Diligence
The Company’s due diligence process was based on the Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, set forth by the Organisation for Economic Co-operation and Development (the “OECD Guidance”).
For those Suppliers that indicated 3TG is contained in the products supplied to the Company, SI compared the associated SORs with available lists of processors that have been certified by the following internationally-recognized industry validation schemes: the CFSI’s Conflict-Free Smelter Program; the London Bullion Market Association Good Delivery Program; and the Responsible Jewelry Council Chain-of-Custody Certification. Suppliers and products associated with SORs certified under one or more of these schemes are considered to be meeting due diligence standards and responsibly sourcing their materials.
The table appended hereto reflects each of the SORs identified as part of the Company’s supply chain with indications of SOR locations and their corresponding certification status.
Based on the Company’s RCOI and due diligence, the Company has been unable to determine the source of all of the 3TG in its supply chain or whether such 3TG directly or indirectly finances or benefits armed groups in the Covered Countries.
4.    Steps to Improve Due Diligence
The Company intends to take the following steps, among other things, in order to improve its supply chain due diligence:

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Adopt a conflict minerals policy governing the Company’s relationship with its suppliers to cover (a) expectations regarding the Company’s commitment to source conflict free minerals; (b) restrictions or limitations of unverified 3TG in the Company’s supply chain; and (c) expectations regarding the ongoing reporting to the Company by Suppliers of SORs;

•	Enhance supplier communication, training and escalation processes to improve due diligence data accuracy and completion; and

•	Assemble an internal team to support supply chain due diligence on an ongoing basis.

Appendix to Conflict Minerals Report

Metal	Smelter/Refiner	Location*	Cert. Status
Gold	Advanced Chemical Company	United States	Not Certified
Tin	Cooper Santa	Brazil	Not Certified
Tin	Empresa Metallurgica Vinto	Bolivia	CFSI Certified
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	CFSI Certified
Tin	Metallo Chimique	Belgium	CFSI Certified
Gold	Metalor Technologies SA	Switzerland	CFSI Certified
Tin	Mineração Taboca S.A.	Brazil	CFSI Certified
Tin	Minsur	Peru	CFSI Certified
Tin	PT Tambang Timah	Indonesia	CFSI Certified
Tin	PT Timah (Persero), Tbk	Indonesia	CFSI Certified
Gold	Royal Canadian Mint	Canada	CFSI Certified
Tin	Thaisarco	Thailand	CFSI Certified
Tin	Yunnan Tin Company Limited	China	CFSI Certified

* Location indicates the location where the applicable SOR is located.

Countries of origin of the conflict minerals these facilities may process include:
Angola, Australia, Belgium, Bolivia, Brazil, Canada, Chile, China, DRC -- Congo (Kinshasa), Ethiopia, France, Germany, Guyana, Hong Kong, India, Indonesia, Japan, Malaysia, Mexico, Morocco, Myanmar, Niger, Nigeria, Peru, Poland, Portugal, Russia, Rwanda, Spain, Suriname, Sweden, Switzerland, Thailand, United Kingdom, and the United States.